UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                    FORM 6-K

                                ----------------

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                For the quarterly period ended September 30, 2000

                              TownPagesNet.com plc


                         WELTON HOUSE, MILL LANE, ALTON
                             HAMPSHIRE, GU34 1HD, UK
                               +44 (0)1420 543 468

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

      Form 20-F [ X ]                   Form 40-F [   ]

Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


      Yes [   ]                         No [ X ]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :







                               Page 1 of 23 Pages

                              TOWNPAGESNET.COM PLC
                                TABLE OF CONTENTS

                                                                           Page
Financial Information:

Condensed Consolidated Balance Sheets as of September 30, 2000             3
(unaudited) and December 31, 1999

Condensed Consolidated Statements of Operations for the nine months        4-5
ended September 30, 2000 and 1999 (unaudited) and the three months ended September 30, 2000 and 1999 (unaudited)

Condensed Consolidated Statements of Cash Flows for the nine months        6
ended September 30, 2000 and 1999 (unaudited)

Notes to Condensed Consolidated Financial Statements                       7-11

Management's Discussion and Analysis of Financial Condition and Results
of Operations                                                              12-20

Disclosures about Market Risk                                              21

Other Information:

Legal Proceedings                                                          22

Changes in Securities and Use of Proceeds                                  22

Defaults upon Senior Securities                                            22

Other Information                                                          22

Signatures                                                                 23


                              TOWNSPAGESNET.COM PLC
                      CONDENSED CONSOLIDATED BALANCE SHEET

                                                                               DECEMBER 31,          SEPTEMBER 30, SEPTEMBER 30,
                                                                                   1999                 2000              2000
                                                                               -----------          ----------        -------------
                                                                                   Amounts in Pounds Sterling           Amounts in
                                                                                                                        US Dollars
                                                                                                                         (Note 1)
                                                                                                  (Unaudited)           (Unaudited)
                                                                               ----------------------------------------------------
ASSETS
Current assets:
       Cash and cash equivalents                                         (pound)    647,035  (pound)  4,457,391        $  6,525,174
       Accounts receivable                                                        5,355,865           2,343,083           3,430,039
       Receivable from related party                                              5,542,477             637,315             932,966
       Other receivables                                                            274,225             165,075             241,654
       Loan receivable                                                            1,522,000           1,567,000           2,293,931
       Loan receivable related parties                                                   --           3,725,455           5,453,693
       Prepaid expenses                                                             127,116             301,068             440,733
       Other current assets                                                         215,500             310,983             455,247
                                                                         ------------------          ----------        ------------
       Total current assets                                                      13,684,218          13,507,370          19,773,437

Equipment and fixtures
       Motor vehicles                                                               169,025             197,407             288,984
       Computer equipment                                                         1,160,328           1,321,895           1,935,119
       Furniture and fixtures                                                       249,436             428,828             627,762
       Equipment                                                                  1,932,077           2,959,506           4,332,421
                                                                         ------------------          ----------        ------------
                                                                                  3,510,866           4,907,636           7,184,286
       Less accumulated depreciation                                              1,105,333           1,347,230           1,972,210
                                                                         ------------------          ----------        ------------
                                                                                  2,405,533           3,560,406           5,212,076
Intangible assets, net of accumulated amortization of                            12,771,196          11,116,553          16,273,522
  (pound)3,075,258 ($4,501,870)
                                                                         ------------------          ----------        ------------
                                                                         (pound) 28,860,947  (pound) 28,184,329        $ 41,259,035
                                                                         ==================          ==========        ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
       Book overdraft                                                    (pound)    299,749   (pound)   273,816        $    400,839
       Related party short term loan                                                     --           1,900,000           2,781,409
       Accounts payable                                                           2,638,837           2,751,500           4,027,921
       Accrued expenses and other liabilities                                       767,379             351,287             514,244
       Taxes and social security payable                                            448,177             478,514             700,496
       Deferred income                                                            3,431,866           2,742,161           4,014,250
       Current portion of obligations under capital lease                           139,414             408,809             598,455
       Amounts payable under Web site design                                      1,284,821                  --                  --
       Other payables                                                                    --             724,398           1,060,446
                                                                         ------------------          ----------        ------------
       Total current liabilities:                                                 9,010,243           9,630,485          14,098,060

Deferred income, long term portion                                                  994,073             472,210             691,268
Long term portion of obligations under capital lease                                102,849             890,894           1,304,180
Minority interests                                                                   96,734              13,875              20,312

STOCKHOLDERS' EQUITY
Preferred stock                                                                     850,000             850,000           1,244,315
Ordinary shares                                                                      95,840             100,330             146,874
Additional Paid-In Capital                                                       21,183,537          21,823,494          31,947,741
Accumulated other comprehensive loss                                                     --              (4,098)             (5,999)
Accumulated deficit                                                              (3,472,329)         (5,592,861)         (8,187,389)
                                                                         ------------------          ----------        ------------
       Total shareholders' equity                                                18,657,048          17,176,865          25,145,215
                                                                         ------------------          ----------        ------------
                                                                         (pound) 28,860,947  (pound) 28,184,329        $ 41,259,035
                                                                         ==================          ==========        ============

                                                       See accompanying notes.


                              TOWNSPAGESNET.COM PLC
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                                                           NINE MONTHS ENDED SEPTEMBER 30,
                                                           --------------------------------------------------------
                                                             1999                      2000               2000
                                                           ---------                 ---------          -----------
                                                              Amounts in Pounds Sterling                Amounts in
                                                                                                        US Dollars
                                                                                                          (Note 1)
                                                           --------------------------------------------------------

REVENUES
       Advertising revenues                      (pound)     300,231        (pound)  3,352,676      $   4,907,983
       Contract revenues and other                         4,731,608                   780,654          1,142,799
       Contract revenues from related parties                556,142                 1,291,404          1,890,486
                                                 -------------------         ------------------     -------------
           Total revenues                                  5,587,981                 5,424,734          7,941,268


COST OF REVENUES
       Maintenance and hosting costs                         463,865                 1,107,723          1,621,596
       Cost of contract revenues and other                 2,763,609                 1,459,708          2,136,867
       Advertising and commission costs                      177,980                 3,040,607          4,451,144
                                                 -------------------         ------------------     -------------
           Total cost of revenues                          3,405,454                 5,608,038          8,209,607

GROSS PROFIT / (LOSS)                                      2,182,527                 (183,304)          (268,339)

OPERATING EXPENSES:
        Sales and marketing                                  762,750                   352,178            515,554
        Research and development                             364,931                   432,474            633,097
        General and administrative                         1,124,423                 3,888,619          5,692,548
        Depreciation                                          71,219                   697,265          1,020,726
        Amortization                                         197,953                 2,218,623          3,247,843
                                                 -------------------         ------------------     -------------
            Total operating expenses                       2,521,276                 7,589,159         11,109,768

LOSS FROM OPERATIONS                                       (338,749)               (7,772,463)       (11,378,107)

Interest expense                                            (64,228)                  (90,767)          (132,873)
Interest income                                              146,718                    66,346             97,123
Other income                                                   4,371                     4,833              7,075
Gain on sale of investment                                         -                 5,267,995          7,711,818
Gain on closure of web channels                                    -                   264,443            387,118
Foreign exchange gain                                              -                    96,823            141,739
                                                 -------------------         ------------------     -------------
LOSS BEFORE INCOME TAXES                                   (251,888)                (2,162,790)        (3,166,107)

PROVISION FOR INCOME TAXES                                         -                         -                  -
                                                 -------------------         ------------------     -------------
LOSS BEFORE MINORITY INTEREST                              (251,888)               (2,162,790)         (3,166,107)

Minority interests                                                 -                    42,258             61,861
                                                 ===================        ===================      =============
NET LOSS                                         (pound)   (251,888)        (pound) (2,120,532)      $ (3,104,246)
                                                 ===================        ===================      =============

BASIC AND DILUTED NET LOSS PER SHARE             (pound)      (0.04)        (pound)      (0.22)      $      (0.32)
                                                 ===================        ===================      =============
SHARES USED IN COMPUTING BASIC AND DILUTED NET
LOSS PER SHARE                                             6,345,244                 9,743,411          9,743,411
                                                 ===================        ===================      =============

                                                       See accompanying notes.


                              TOWNPAGESNET.COM PLC
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                                                                        THREE MONTHS ENDED SEPTEMBER 30,
                                                                       -------------------------------------------------------------
                                                                            1999                   2000                    2000
                                                                       --------------         ---------------         --------------
                                                                            Amounts in Pounds Sterling                  Amounts in
                                                                                                                        US Dollars
                                                                                                                          (Note 1)
                                                                       -------------------------------------------------------------

REVENUES
      Advertising revenues                                             (pound)  295,949     (pound) 1,231,454          $  1,802,726
      Contract revenues and other                                             1,269,030               356,744               522,238
      Contract revenues from related parties                                    157,039               634,430               928,741
                                                                       ----------------     -----------------          -------------
          Total revenues                                                      1,722,018             2,222,628             3,253,705

COST OF REVENUES:
      Maintenance and hosting costs                                             111,663               361,367               529,005
      Cost of contract revenues and other                                       561,075               336,675               492,859
      Advertising and commission costs                                          177,980             1,164,979             1,705,412
                                                                       ----------------     -----------------          -------------
          Total cost of revenues                                                850,718             1,863,021             2,727,276

GROSS PROFIT                                                                    871,300               359,607               526,429

OPERATING EXPENSES:

      Sales and marketing                                                       521,663                78,927               115,541
      Research and development                                                  192,602               146,351               214,244
      General and administrative                                                746,712             1,302,415             1,906,605
      Depreciation                                                               35,811               180,930               264,864
     Amortization                                                               197,953               795,655             1,164,759
                                                                       ----------------     -----------------          -------------
           Total operating expenses                                           1,694,741             2,504,278             3,666,013

LOSS FROM OPERATIONS                                                           (823,441)           (2,144,671)           (3,139,584)

Interest expense                                                                 (7,705)              (37,521)              (54,926)
Interest income                                                                  77,602                38,912                56,963
Other income                                                                      3,350                 3,050                 4,466
Gain on sale on investment                                                           --             5,267,995             7,711,818
Gain on closure of web channels                                                      --               264,443               387,118
Foreign exchange gain                                                                --                40,316                59,018
----------------                                                       ----------------     -----------------          -------------
INCOME (LOSS) BEFORE INCOME TAXES                                              (750,194)            3,432,524             5,024,873

PROVISION FOR INCOME TAXES                                                           --                    --                    --
                                                                       ----------------     -----------------          -------------
INCOME (LOSS) BEFORE MINORITY INTERESTS                                        (750,194)            3,432,524             5,024,873

Minority interests                                                                   --               103,952               152,175
                                                                       ================     =================          ============
NET INCOME (LOSS)                                                      (pound) (750,194)    (pound) 3,536,476          $  5,177,048
                                                                       ================     =================          ============

BASIC AND DILUTED NET INCOME (LOSS) PER SHARE                          (pound)    (0.10)    (pound)      0.35          $       0.52
                                                                       ================     =================          ============
SHARES USED IN COMPUTING BASIC AND DILUTED NET
   INCOME (LOSS) PER SHARE                                                    7,652,736            10,030,046            10,030,046
                                                                       ================     =================          ============

                                                      See accompanying notes.


                              TOWNPAGESNET.COM PLC
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                                       NINE MONTHS ENDED SEPTEMBER 30,
                                                                       -------------------------------------------------------------
                                                                                    1999                2000                2000
                                                                       -------------------------------------------------------------
                                                                             Amounts in Pounds Sterling                   Amounts in
                                                                                                                          US Dollars
                                                                                                                            (Note 1)
                                                                       ----------------------------------              -------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                               (pound)     (251,888)  (pound) (2,120,532)      $ (3,104,246)
Adjustments to reconcile net loss to net cash
    provided by operating activities:
       Depreciation                                                                  71,219             697,265           1,020,726
       Amortization of goodwill                                                     197,953           2,218,623           3,247,842
       Gain on sale of investment                                                        --          (5,267,995)         (7,711,818)
Changes in operating assets and liabilities:
       Accounts receivable                                                       (9,102,743)          7,917,946          11,708,419
       Receivable from related party                                                     --          (2,382,261)         (3,487,391)
       Prepaid expenses and other current assets                                    195,813            (160,284)           (234,640)
       Accounts payable                                                             622,251             112,663              47,586
       Accrued expenses and other liabilities                                      (490,680)            610,546             893,779
       Taxes and social security payable                                           (267,379)             30,337              44,411
       Deferred income                                                           (1,064,566)         (1,211,568)         (1,773,614)
       Amounts payable under Web site design agreements                                  --          (1,284,821)         (1,880,849)
                                                                       -------------------------------------------------------------
Net cash used in operating activities                                           (10,090,020)           (840,081)         (1,229,795)
                                                                       -------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
       Purchases of equipment and fixtures                                         (322,441)         (2,367,567)         (3,465,882)
       Purchase of subsidiaries                                                  (1,549,486)           (444,223)           (650,298)
       Proceeds from sale of tangible fixed assets                                       --              17,801              26,059
                                                                       -------------------------------------------------------------
Net cash used in investing activities                                            (1,871,927)         (2,793,989)         (4,090,121)
                                                                       -------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
       Repayment of debenture loan from stockholder                                (832,190)                 --                  --
       Proceeds from overdraft facility                                                  --             (25,933)            (37,964)
       Proceeds from short term loan                                                     --           1,900,000           2,781,409
       Net proceeds from issuance common stock                                   10,498,619                  --                  --
       Net proceeds from issuance common stock - BuyersGuide                             --           4,499,045           6,586,152
       Income of common stock                                                     5,879,888                  --                  --
       Proceeds from sale of  capital leases                                             --           1,161,911           1,700,922
       Payments under capital lease obligations                                          --            (104,472)           (152,935)
       Contributions from minority interests                                             --              13,875              20,312
                                                                       -------------------------------------------------------------
Net cash provided by financing activities                                        15,546,317           7,444,426          10,897,896
                                                                       -------------------------------------------------------------
Net increase in cash and cash equivalents                                         3,584,370           3,810,356           5,577,980
Cash and cash equivalents at the beginning of the period                             33,868             647,035             947,195
                                                                       -------------------------------------------------------------
Cash and cash equivalents at the end of the period                     (pound)    3,618,238   (pound) 4,457,391        $  6,525,175
                                                                       =============================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
       Interest paid                                                   (pound)       74,565   (pound)    90,502        $    132,486
                                                                       =============================================================

                                                       See accompanying notes.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements apply to the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation.

The unaudited condensed consolidated financial statements have been prepared by the Company and reflect all adjustments, which consist only of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the interim periods presented. The results of operations for the three months ended September 30, 2000, and the nine months ended September 30, 2000, are not necessarily indicative of the results to be expected for any subsequent quarter or for the entire year ending December 31, 2000. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission's rules and regulations. A condensed consolidated statement of comprehensive loss has not been presented because the components of comprehensive loss are not material.

The balance sheet at December 31, 1999 has been derived from the audited financial statements on that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

These unaudited condensed consolidated financial statements and notes included herein should be read in conjunction with the Company's audited consolidated financial statements and notes included in the Company's Form 20-F for the year ended December 31, 1999.

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States. These financial statements do not comprise the Company's "statutory accounts" within the meaning of Section 240 of the UK Companies Act 1985 ("the Act"). Statutory accounts for the year ended December 31, 1999, on which the auditors report was unqualified, have been delivered to the Registrar of Companies for England and Wales.

The financial statements expressed in pounds sterling as of and for the periods ended September 30, 2000 have been translated into U.S. dollars, solely for the convenience of the reader, at the noon buying rate on September 30, 2000 of pound sterling 1 = $1.4639. These translations should not be construed as representations that the pound sterling amounts actually represent U.S. dollar amounts or that they could be converted into U.S. dollars at the rate indicated or at any other rate.

USE OF ESTIMATES

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

The Company's contract revenues are derived principally from services performed under development contracts for the design, coordination, and integration of the customer's content and links into the TownPages directory. Fees for these services are recognized as the service is performed. These fees are recognized as revenue once the related activities have been performed and/or the customer's web links are available on the Town Pages directory.

Revenues from website design agreements are recognized using the percentage of completion method where reliable estimates of costs to complete the contracts are available. If reliable estimates of costs to complete are not available, the completed contract method is used. There were no unbilled receivables as of September 30, 2000. Unbilled receivables were billed in accordance with billing schedules specified in the contracts to which they relate.

The Company's advertising revenues are derived principally from short-term advertising contracts which are recognized ratably over the term of the contract. Certain advertising contracts contain a guaranteed number of "impressions" (a view of an advertisement by a customer). To the extent that the impression deliveries are falling short of the guarantees, the Company defers recognition of the corresponding revenues.

Subscription revenues are for the set-up of customers on the TownPages directory. These fees are recognized ratably over the term of the subscription period, which is generally one year.

Deferred revenue is primarily comprised of payments received from web site design contracts in advance of revenue recognition and billings in excess of recognized revenue relating to advertising contracts.

CASH AND CASH EQUIVALENTS

The Company considers investments in highly liquid instruments purchased with an original maturity of 90 days or less to be cash equivalents. Such amounts are stated at cost, which approximates market value. As of September 30, 2000 the Company's cash equivalents were comprised of pound sterling 4,457,391 ($6,525,174) of bank deposits.

GOODWILL

The Company amortizes goodwill from the acquisitions of its subsidiaries on a straight line basis over its estimated economic useful life of five years. Goodwill is included under the caption Intangible Assets.

The Company operates in a highly technological industry with relatively low entry market barriers. Due to the fast moving nature of the Internet market, the Company does not believe that goodwill will have a useful economic life of more than five years. The carrying value of goodwill will continually be reviewed for impairment to ensure that the carrying value of the goodwill does not exceed its recoverable amount.

NET INCOME (LOSS) PER SHARE

Basic and diluted net income (loss) per share is calculated using the weighted average number of common shares outstanding. Diluted net income (loss) per share is computed using the weighted average number of common shares outstanding and dilutive common stock equivalents outstanding during the period.

2. RELATED PARTY LOAN

As at September 30, 2000, the Company has received a short term loan of (pound)1,900,000 ($2,781,409) from Kevin R. Leech, one of its directors and major shareholders. The loan bears interest at 2% above the UK base rate, which is 6% as at September 30, 2000, and is repayable from on the earlier of January 5, 2002 or receipt of proceeds from the realization of any of our investments.

3. SEGMENTAL INFORMATION

Our businesses are organized, managed and internally reported as separate services and products segments which are reportable under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information".
We have determined that we have five principal businesses: (1) Avatar Interactive (formerly known as Town Pages UK Limited) which provides new media related services, (2) WWW which is an internet provider of cinema information and advertising services, (3) Morbria which provides web site design services,
(4) Buyers Guide which publishes the internet based Local Authority and Public Service "Buyers Guide", and (5) Research Sales which is an internet based polling and market research firm. In addition, those expenses not directly attributal to any of the foregoing have been categorized (6) General Corporate, this primarily comprises amortisation of goodwill and certain head office costs.


BUSINESS SEGMENT INFORMATION

(pounds sterling in
thousands)
                                     Three months ended     Nine months ended
                                        September 30,         September 30,
                                        -------------         -------------
                                       1999       2000      1999        2000
                                       -----      -----     -----       -----

Net Sales
Avatar Interactive                     1,362        129     5,228         280
WWW                                      293        676       293       1,846
Morbria                                  67         994        67       2,352
Buyers Guide                              -         419         -         937
Research Sales                            -           4         -          10
General Corporate                         -           -         -           -
                                       -----       -----    -----       -----
    Total Company                      1,722       2,222    5,588       5,425

Operating income
Avatar Interactive                      (384)       (895)     (13)     (3,318)
WWW                                      (29)        284      (29)       (114)
Morbria                                   11          43       11         (16)
Buyers Guide                               -          30        -         (86)
Research Sales                             -        (613)       -      (1,508)
General Corporate                       (421)       (994)    (308)     (2,730)
                                       -----      ------     ----      ------
    Total Company                       (823)     (2,145)    (339)     (7,772)
Net interest income (expense)             70           1       83         (25)
Net other income(expense)                  3       5,680        4       5,676
                                        -----      -----     ----       -----
Income (Loss) before income taxes       (750)      3,536     (252)     (2,121)
                                        ====       =====     ====      ======


The above table is based on management estimates and includes differences to U.S. generally accepted accounting principles, including estimates of costs and allocation of overheads between divisions.

4. BUYERS GUIDE INITIAL PUBLIC OFFERING

On July 24, 2000, the Company announced that its subsidiary, Buyers Guide Plc, had been admitted to trade on the Alternative Investment Market ("AIM") of the London Stock Exchange following the raising of approximately (pound)5 million ($7.3 million) from institutions at an offering price of (pound)0.29 ($0.44).

On the same date, the authorized capital of Buyers Guide was increased to 120,000,000 of which 87,250,000 was outstanding upon closing of the offering. The Company agreed to sell 13,087,500 Ordinary Shares, representing 15 per cent of the increased share capital, to Ci4net.com, Inc., a company in which one of our directors and major shareholder, Kevin R. Leech, is chairman and a significant shareholder, at the offering price. Under the terms of that agreement, Ci4net.com, inc. was obligated to pay the consideration of approximately (pound)3.80 million, (approximately $5.74 million), to the Company on or before August 25, 2000. This amount was not received.

Subsequent to the initial agreement, by mutual consent this transaction was varied to a sale of 4,482,759 Ordinary Shares of BuyersGuide, representing 5.14 per cent (down from 15%) of the increased share capital for a consideration of (pound)1.3 million, ($1.9 million)

A further 17,248,000 Ordinary Shares of Buyers Guide Plc, representing approximately 19.8 per cent of the increased share capital of Buyers Guide Plc, has been issued fully paid for cash pursuant to the offering to Institutions.

Following the offering and admission to trading, the Company owns 65,519,241 Ordinary Shares of Buyers Guide Plc, representing approximately 75.1 per cent of the increased share capital. The gain arising from the disposal of approx 24.9% is recorded under the caption gain on sale of investment on our condensed consolidated statement of operations.


5. ACQUISTION OF 24.7 COLOUR LIMITED

On August 31, 2000, Morbria Limited, one of the Company's subsidiaries, completed the acquisition of 75.01% of 24.7 Colour Limited formerly known as Cornbrook Percision Colour (CPC) Limited, a sheetfed print company. As consideration for the acquisition of the 75.01% shareholding, Morbria infused (pound)222,000 ($325,000) worth of assets into 24.7 Colour. This created (pound)227,549, ($333,110) goodwill in Morbria.

6. RELATED PARTY TRANSACTION

On September 30, 2000, the Company announced that it had reached a financial resolution with Ci4net.com, Inc., a company in which one of our directors and major shareholder, Kevin R. Leech, is chairman and a significant shareholder, to address all outstanding financial obligations between the respective companies. This resolution was finalized and agreed on December 12, 2000.

In exchange for the sale of 5.14 per cent of its Buyers Guide PLC subsidiary, (see Initial Public Offering note 4), and settlement of the monies owed to Planet Edge Limited, a wholly owned subsidiary of Ci4net.com Inc., of approximately (pound)360,000 (approximately $527,000), the Company has received full and final settlement in respect of the balance outstanding on the large web channel contracts of approximately (pound)1.6 million, (approximately $2.3 million).

In addition, the Company has received settlement of the amounts owed to two of its subsidiaries, Graphic Palette Limited and Centrix Communications Limited, of approximately (pound)623,000, (approximately $912,000), and had transferred to its beneficial ownership the sum of (pound)524,000, ($767,000), previously loaned from Ci4net.com Inc., to UKPropertyChannel Limited, a company in which the Company has a 10% shareholding as at September 30, 2000.

The consideration for the balance owing to the Company arising from this resolution that has not already been settled in cash as at September 30, 2000, approximately (pound)1.5 million, (approximately $2.2 million), will be settled by the issue of 1,098,280 shares of ordinary shares in Ci4net.com, Inc based on a price of $2.00 per share, representing the closing price of the Ci4net.com common stock as traded on the Over the Counter Bulletin Board on December 12, 2000. This amount is recorded as a receivable from a related party as at September 30, 2000.

This amount is recorded as a receivable from a related party as at September 30, 2000.

7. SUBSEQUENT EVENTS

On November 16, 2000, the company's primary subsidiary, Town Pages UK Limited, officially changed its name to Avatar Interactive Limited.

As previously mentioned, the board has restructured and refocused the company in order to stem and eventually eradicate the losses, including the appointment of a new board of directors to run the subsidiary at operating level and a realignment of the kiosk business focus.

The appointment of the new directors was made to strengthen Avatar Interactive's management team and to provide greater focus and accountability to the TownPagesNet.com PLC board. In tandem with the appointment of the new directors and the realignment of the company's business, the restructuring eliminated 12 positions, equivalent to roughly 20% of the workforce. The remaining personnel were relocated to the Welton House office in Alton, resulting in the closure of the Market Square and Warrington offices, further reducing overhead.

The termination costs amounted to (pound)50,000 ($73,000).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

We make certain forward-looking statements in this Form 6-K within the meaning of section 27A of the Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended, relating to our financial condition, profitability, liquidity, resources, business outlook, proposed acquisitions, market forces, corporate strategies, contractual commitments, capital requirements and other matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. To comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ substantially from the anticipated results or other expectations expressed in our forward-looking statements. When words and expressions such as: "believes," "expects, " "anticipates," "estimates," "plans," "intends," "objectives," "goals," "aims," "projects," "forecasts," "possible," "seeks," "may," "could," "should," "might," "likely," "enable," or similar words or expressions are used in this form 6-K, as well as statements containing phrases such as "in our view," "there can be no assurance," "although no assurance can be given," or " there is no way to anticipate with any certainty," forward-looking statements are being made in all of these instances. These forward-looking statements speak as of the date of this Form 6-K.

Various risks and uncertainties may affect the operation, performance, development and results of our business and could cause future outcomes to differ materially from those set forth in our forward-looking statements, including the following factors: our change in business strategy; our growth strategies; anticipated trends in the industry; our ability to enter into additional Web site design contracts; our relationships with our customers; general market and economic conditions; our ability to finance our future business requirements; the ability to successfully integrate acquired companies and businesses; management retention and development; changes in Federal and sate laws and regulations; as well as the risks, uncertainties and other factors described from time to time in our SEC filings and reports.

We undertake no obligation to publicly update or revise any forward-looking statements as a result of future developments, events and conditions outside of our control. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ significantly from those forecast in any forward-looking statements. Given these risks and uncertainties, investors should not overly rely or attach undue weight to our forward-looking statements as an indication of our actual future results.

OVERVIEW

We were incorporated in England and Wales on July 31, 1998 under the name TownPages Holdings plc. We acquired all of the share capital of Town Pages UK Limited on December 15, 1998. Our name was changed to TownPagesNet.com plc in April 1999.

We successfully completed our initial public offering on May 5, 1999, when we sold American Depositary Shares representing 2,200,000 ordinary shares. The net proceeds from that offering have primarily been used to make strategic acquisitions to enhance our growth and provide working capital to roll out our infrastructure expansion plans.

Our primary subsidiary, Avatar Interactive Limited, (formerly Town Pages UK Limited), provides new media related services to both consumers and businesses. It has recently been restructured with a significant realignment of business focus. See below for further details.

In July 1999, we completed the acquisition of the WWW.CO.UK Limited group of companies. The WWW.CO.UK Limited companies provide cinema-related services from Web site design through indoor cinema advertising. The acquisition strengthened our sales personnel resources and also provided local community content for our TownPages information service. For the three months ended September 30, 2000, the

WWW.CO.UK Limited group of companies contributed (pound)676,461 ($990,271) to net revenues, compared to (pound)563,799 for the three months ended June 30, 2000. WWW's revenues are significantly impacted by the revenue recognition policies as all their contracts are for a period of two to three years.

In September 1999, we completed the acquisition of Morbria Limited and its subsidiaries. Morbria and its subsidiaries provide Website design, advertising, marketing and communications services. The Morbria acquisition had the effect of doubling our Web site design personnel. On August 31, 2000, Morbria completed the acquisition of 75.01% of 24.7 Colour Limited, a sheetfed print company with annual revenues that amounted to approximately (pound)1.2 million, ($1.8 million), last year. Established in 1987, 24.7 Colour possesses a solid long-standing client base. The opportunity presented by this acquisition is an increase in profitability by combining 24.7 Colour and Graphic Palette's repro division. Despite the recent advances of technology, it is our belief that there will always be a market for conventional print. The growth area will be in personalization and direct mail. The long-term aim is to create Manchester's first top quality `one-stop print house', which will be able to handle client requirements from concept and design right through to personalization and direct mailing. In the future, clients will be able to have an entire job completed in house, including all mailings. The objective of Morbria is to create a true `multi media group' encompassing each media area of potential within the advertising, marketing and communications arena. Morbria now consists of The Graphic Palette Company Limited, Centrix Communications Limited, and 24.7 Colour Limited.

For the three months ended September 30, 2000, the Morbria Limited group of companies contributed (pound)994,076 ($1,455,228) to net revenues, of which 24.7 Colour Limited contributed (pound)133,025 ($194,735) in the one month since purchase, compared to (pound)696,052 for the three months ended June 30, 2000.

In October 1999, we acquired Buyers Guide Limited, an Internet-based business-to-government company. Buyers Guide PLC was admitted to trade on the Alternative Investment Market of the London Stock Exchange following the raising of approximately (pound)5 million ($7.3 million) from institutions. Additionally, we sold a further 5.14% stake to Ci4net.com, Inc. Following these transactions, we retain ownership of approximately 75.1% of Buyers Guide PLC and have realized a profit of approximately (pound)5.3 million ($7.7 million) from the sale of shares in Buyers Guide PLC to date.

For the three months ended September 30, 2000, Buyers Guide contributed (pound)418,977 ($613,340) to net revenues compared to (pound)312,674 for the three months ended June 30, 2000, an increase of 34%. For accounting revenue recognition purposes, these advertising contracts are recognized ratably over the term of the contracts, in this case the vast majority being one year contracts.

In November 1999, we acquired Research Sales, Inc. Research Sales is an online polling and market research company. Our kiosks and Website provide additional opportunities for data collection for the Research Sales, Inc. Portrait of America website. We also intend to develop a Portrait of the UK website with Research Sales that would in turn provide additional content for our TownPages information service. Research Sales, Inc. is an early stage company and contributed (pound)3,701 ($5,418) in the three months ended September 30, 2000, similar to its revenues for the three months ended June 30, 2000.

Our net profit for the three months ended September 30, 2000 is after a charge of (pound)795,655 ($1,164,759) from the amortization of goodwill arising from these acquisitions. Amortization of goodwill for the nine months ended September 30, 2000 totals (pound)2,218,623, ($3,247,843), which is roughly equivalent to the net loss recorded in the period.

A significant proportion of the operating loss for the three months ended September 30, 2000 has again been incurred by our Avatar Interactive Limited, subsidiary.

As previously mentioned, the board has restructured and refocused the company in order to stem and eventually eradicate the losses, including the appointment of a new board of directors to run the subsidiary at operating level and a realignment of the kiosk business focus.

The appointment of the new directors was made to strengthen Avatar Interactive's management team and to provide greater focus and accountability to the TownPagesNet.com PLC board. In tandem with the appointment of the new directors and the realignment of the company's business, the restructuring eliminated 12 positions, equivalent to roughly 20% of the workforce. The remaining personnel were relocated to the Welton House office in Alton, resulting in the closure of the Market Square and Warrington offices, further reducing overhead.

Avatar Interactive will now concentrate on three main business areas:

E-business solutions: the B2B market in the UK represents an extremely large commercial opportunity. A recent survey into the impact of e-commerce on small and medium enterprises in the UK has revealed that investment in this sector is set to rise to (pound)3.8 billion ($5.6 billion) over the next twelve months,(per Durlacher Research Limited) In order to exploit this market's potential, Avatar Interactive has partnered with InterShop, one of the world's leading e-commerce software suppliers, a relationship that has already successfully fostered new business. Furthermore, the company is in a strong position to offer full service capabilities utilizing the data center for hosting both e-solutions and kiosk applications.

Kiosk solutions: the company plans to utilize its experience in the design and building of kiosk applications based on the development of its own Wide Area Kiosk Network, which remains the largest in the UK with 203 touch screen kiosks installed and operational as at October 31, 2000. The company will exploit this knowledge by developing applications for third parties.

Kiosk network: based upon information provided by our kiosk hosts, approximately 124 million people walk past our current network of kiosks in a year. This represents an outstanding opportunity for advertisers to use an interactive medium to reach a large audience. It is the company's intention to maximize the revenue potential of this medium and at the same time increase usage of the kiosks by developing a `free to browse' kiosk model. Trials are planned to take place in a major city in the UK in the near future. This model will allow users to view any information they desire through the kiosk in addition to the TownPages Information Service. Avatar Interactive will be the first company to offer free unrestricted access to the Internet via a kiosk in the UK, thereby presenting an excellent media opportunity.

This new strategy has already resulted in meaningful business gains including work for The National Trust, The Met Office, Spinlock and Bass Breweries. The most significant of these is the recent award of consultancy work for The National Trust. The Trust is a national body that controls over 612,000 acres of countryside in the UK plus more than 200 buildings and gardens of outstanding interest and importance. Avatar Interactive was selected from among 18 agencies to complete this work.

The company has also been able to renegotiate the contract with NCR, previously the exclusive kiosk supplier. The contract provided for NCR to supply Town Pages with 3,500 Ci20 Internet enabled touch screen kiosks. The agreement required Town Pages to purchase a pre defined number of these specific kiosks at specified time intervals in line with the company's original business plan. Failure to meet the terms of that agreement could have resulted in a penalty to the company totaling approximately (pound)700,000 ($1,025,000). The realignment of business objectives rendered the original agreement inappropriate. Avatar Interactive intends to continue to use NCR as a kiosk supplier and is now able to offer kiosks from NCR's entire product range. This is consistent with the new business direction offering bespoke kiosk solutions.

Another of the major results of the restructuring has been the decision to formally bring to a close our work on the web channel design contracts. We have concluded that continued work on these was not to our commercial advantage moving forward. A financial resolution to conclude these contracts has been reached with our major customer and forms part of the overall settlement described in detail in note 6 to the accounts. This resolution has resulted in a one-off gain of (pound)264,443 ($387,118) in the three months to September 30, 2000.

UKPropertyChannel.com Limited, which provides a portal for estate agents (realtors) in the UK and Ireland and in which we hold a 10% stake as at September 30, 2000, has mostly exclusive three year notice contracts with over 2,000 realtors to provide them with e-commerce solutions. Under these agreements, UKPropertyChannel has the rights to include all properties on the UKPropertyChannel national property Website. The national Website currently has approximately 1,400 of these branches live and a database of approximately 55,000 properties. Revenues will be obtained from the contractual rights to sell banner advertising within the sites. Advertising sales commenced in February 2000, and orders have totaled approximately pound (pound)1,130,500 ($1,655,000).

Ongoing negotiations which are likely to increase our equity stake in UKPropertyChannel.com Limited are still taking place. Our ownership interest is currently accounted for under the cost method of accounting.

It is anticipated that we may incur net operating losses for the foreseeable future as we continue to accelerate our development program and absorb the effects of the restructuring. Performance will depend, in part, on the amount and rates of growth in our net revenue from Website design services, advertising, and our new business areas. We expect operating expenses to increase, especially in the areas of corporate governance and sales and marketing including brand promotion. To the extent that these expenses are not accompanied by an increase in net revenue and positive cash flows from operations, our business, results of operations, and financial condition could be materially adversely affected. We will need to increase our quarterly net revenue to achieve profitability. We believe that period-to-period comparisons of our operating results are not meaningful and that you should not rely upon the results for any period as an indication of future performance.

EFFECT OF VARIOUS ACCOUNTING METHODS ON OUR RESULTS OF OPERATIONS

Much of our revenues are derived from contracts which span a period of time. As detailed in footnote 1 to the financial statements, we recognize the revenues ratably over the term of the contracts. For Avatar Interactive, Morbria and Buyers Guide, this is generally over one year. For WWW, this is generally over two or three years. Conversely, the corresponding costs are recognized as they are incurred.

The deferred income figures, short-term and long-term, as stated in the Balance Sheet, give an indication of the revenues not yet recognized in the Statement of Operations.

RESULTS OF OPERATIONS

   The following table presents certain consolidated statement of operations data for the periods indicated as a percentage of total net revenue.

                                              Three Months       Nine Months
                                                  Ended             Ended
                                              September 30,     September 30,
                                              -------------     -------------
                                               1999    2000     1999     2000
                                               ----    ----     ----     ----
Total revenues:                                  %        %        %        %
   Advertising                                  17       55        5       62
   Contract & other revenues . . . . . . .      74       16       85       14
   Contract revenues from related parties        9       29       10       24
                                               ---      ---      ---      ---

Total revenues                                 100      100      100      100
Cost of revenues:
   Maintenance & hosting costs                   6       16        8       20
   Cost of contract revenue & other             33       15       50       27
   Advertising and commission costs             10       53        3       56
                                               ----     ---      ---      ---

Total cost of revenue                           49       84       61      103
                                               ----     ---      ---      ---

Gross profit                                    51       16       39       (3)

Operating expenses:
   Sales and marketing                          11        6        7        8
   Research and development                     30        4       14        6
   General and administrative                   44       59       20       72
   Depreciation                                  2        8        1       13
   Amortization                                 12       36        3       41
                                              ----      ---      ---      ---
Total operating expenses                        99      113       45      140
                                              ----      ---      ---      ---

Net Income(Loss) from operations               (48)     (97)      (3)    (143)
Interest income                                  5        2        -        1
Interest expense                                (1)      (2)      (1)      (2)
Other income                                     -      249        -      102
Foreign exchange gain                            -        2        -        2
Minority interests                               -        5        -        1
                                              ----     ----     ----     ----
Net Income(Loss)                               (44)%    159%      (4)%    (39)%
                                              ====     ====     ====     ====

NET REVENUE

Total net revenue for the three months ended September 30, 2000 was (pound)2,222,628, ($3,253,705), an increase of (pound)500,610 over revenues of (pound)1,722,018 for the three months ended September 30, 1999.

Total net revenue for the nine months ended September 30, 2000 was (pound)5,424,734, ($7,941,268), a decrease of (pound)163,247 on revenues of
(pound)5,587,981 for the nine months ended September 30, 1999.

It is unrealistic to compare results from the two periods. The figures to September 30, 1999 almost entirely comprise revenues from the Web channel development contracts. As detailed above, we have not recognized revenues from these contracts in the nine months ended September 30, 2000, and have now brought them to a conclusion. Conversely, the revenues in the period ended September 30, 2000, include full contributions from all of the subsidiaries acquired in 1999 whereas the revenues for the period ended September 30, 1999, include partial contributions from WWW and Morbria, both of whom were acquired during the third quarter 1999, only.

The revenues reported this year consist roughly two thirds advertising sales and one third web design services. A more appropriate comparison is the quarter ended September 30, 2000, compared to the quarter ended June 30, 2000, where net revenues increased by (pound)544,790 ($797,518) or approximately 32% from (pound)1,677,838, ($2,456,187).

As described earlier, our advertising sales are recognized ratably over the term of the contracts. We expect our reported revenues to increase in future quarters, partly as a result of deferred income being released to reported revenues.

ADVERTISING REVENUE

Advertising revenue increased to (pound)1,231,454, ($1,802,726) in the three months ended September 30, 2000 from (pound)295,949 in the three months ended September 30, 1999 and in the nine months ended September 30, 2000 increased to (pound)3,352,676, ($4,907,983) from (pound)300,231 in the nine months ended September 30, 1999.

The increase was mainly due to the inclusion in fiscal 2000 of results from all of the companies acquired during 1999 compared to only partial contributions at this stage last year. We anticipate that advertising revenues will increase in the future for the reasons outlined in Net Revenue above.

CONTRACT REVENUE AND OTHER

Contract and other revenues decreased to (pound)991,174, ($1,450,979), of which (pound)634,430, ($928,741), are with related parties, for the three months ended September 30, 2000, from (pound)1,426,069 for the same three month period ended September 30, 1999. In the nine months ended September 30, 2000, contract and other revenues fell to (pound)2,072,058, ($3,033,285), of which (pound)1,291,404, ($1,890,486), are with related parties, from (pound)5,287,750, for the same nine month period ended September 30, 1999.

As described above, we have not recognized any revenues in connection with the Web channel development contracts during fiscal 2000. This contrasts with the nine months ended September 30, 1999, where virtually all of the reported revenues were derived from the channels contracts. All contract revenues reported for the nine months ended September 30, 2000 were derived from Web site design services.

We expect our contract revenues to increase as we refocus our Avatar Interactive Limited subsidiary in this area, although the increase may not filter through in significant measure until 2001.

MAINTENANCE AND HOSTING COSTS

Maintenance and hosting costs consist primarily of Internet connection charges, Web site equipment leasing costs, repair and maintenance of equipment and systems, collection, development, and processing for display on Town Pages of locally-focused content.

Maintenance and hosting costs increased to (pound)361,367 ($529,005), for the three months ended September 30, 2000, from (pound)111,663 for the three months ended September 30, 1999. In the nine months ended September 30, 2000, Maintenance and hosting costs increased to (pound)1,107,723, ($1,621,596), from (pound)463,865 for the nine months ended September 30, 1999.

The increase is attributable to two main factors. First, the fiscal 2000 figures include costs associated with all of the subsidiaries acquired in 1999. Those subsidiaries acquired after September 30, 1999, will not appear in the comparative figures. Secondly, we have rolled out additional TownPages kiosks during fiscal 2000. We anticipate that these costs will continue to grow in absolute amounts for the foreseeable future as we pursue our expansion plans and continue to roll out kiosks.

COSTS OF CONTRACT REVENUES AND OTHER

Cost of contract and other revenues consists primarily of certain Web site design costs and related operating costs.

Cost of contract and other revenues decreased to (pound)336,675, ($492,859), for the three months ended September 30, 2000, from (pound)561,075 for the three months ended September 30, 1999. In the nine months ended September 30, 2000, Cost of contract and other revenues decreased to (pound)1,459,708, ($2,136,867) from (pound)2,763,609 in the nine months ended September 30, 1999.

The decrease was due to the corresponding revenues not being recognized in respect of the Web channel development operations as detailed above.

ADVERTISING AND COMMISSION COSTS

Advertising and commission costs consist primarily of the salaries and related costs, including commission, of direct sales staff.

Advertising and commission costs increased to (pound)1,164,979, ($1,705,412), for the three months, and (pound)3,040,607, ($4,451,144), for the nine months ended September 30, 2000, compared to (pound)177,980 for the three and nine months ended September 30, 1999.

The 1999 comparatives comprise only a partial contribution from WWW whereas the 2000 figures include the relevant costs of all subsidiaries.

Unlike the advertising revenue which is deferred over the period of the contract, all direct costs are recognized up front. We would expect these costs to grow in absolute terms in the future as the expansion plans of the subsidiaries are actively pursued.

SALES AND MARKETING EXPENSES

Sales and marketing expenses consist primarily of salaries of marketing personnel, advertising and other marketing related expenses. Sales and marketing expenses also include personnel costs and costs associated with our advertising and telesales campaigns in the United Kingdom.

Sales and marketing expenses decreased to (pound)78,927, ($115,541) for the three months ended September 30, 2000, from (pound)521,663 for the three months ended September 30, 1999. In the nine months ended September 30, 2000, Sales and marketing expenses decreased to (pound)352,178, ($515,554) from (pound)762,750 in the nine months ended September 30, 1999.

This decrease in sales and marketing costs is primarily due to the bringing of our marketing operations in house. For the nine months ended September 30,1999, we were a new entity within both the UK and US market places and relied heavily on the utilization of UK and US Marketing agencies.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses include expenses associated with the development of services, products and our Web site and consist principally of personnel costs. These costs have been charged to research and development expenses as incurred.

Research and development expenses decreased to (pound)146,351, ($214,244), for the three months ended September 30, 2000, from (pound)192,602 for the three months ended September 30, 1999. In the nine months ended September 30, 2000, Research and development expenses increased to (pound)432,474, ($633,097) from (pound)364,931 in the nine months ended September 30, 1999.

The decrease in the three months ended September 30, 2000, was primarily due to a cutback in the number of personnel in Avatar Interactive. The increase in the nine months ended September 30,2000 was primarily due to the attendant increases in the number of personnel involved in the development of each of the companies within the group's own Websites, in particular our Research Sales, Inc. subsidiary which is still at a developmental stage.

GENERAL AND ADMINISTRATIVE

General and administrative expenses consist primarily of salaries and related costs for general corporate functions, including finance, accounting and IT, facilities and legal and other fees for professional services.

General and administrative expenses increased to (pound)1,302,415, ($1,906,605), in the three months ended September 30, 2000, from (pound)746,712 for the three months ended September 30, 1999. In the nine months ended September 30, 2000, General and administrative expenses increased to (pound)3,888,619, ($5,692,548), from (pound)1,124,423 in the nine months ended September 30, 1999.

The increase in general and administrative expenses was primarily due to the inclusion of the recently acquired subsidiaries, and also increases in the number of personnel to support the growth of our business, increases in recruiting costs related to filling key senior executive positions and costs associated with the increase in professional fees required for SEC and general corporate governance purposes. We expect that we will incur additional general and administrative expenses for the foreseeable future as we hire additional personnel and incur additional expenses related to the growth of the business and our operations as a public company.

DEPRECIATION AND AMORTIZATION EXPENSES

Depreciation and amortization expenses increased to (pound)976,585, ($1,429,623), for the three months ended September 30, 2000, from (pound)233,764 for the three months ended September 30, 1999. In the nine months to September 30, 2000, Depreciation and amortization expenses increased to (pound)2,915,888, ($4,268,569), from (pound)269,172 in the nine months to September 30, 1999.

Of the charge for the three and nine month periods ended September 30, 2000, amortization of goodwill arising from the acquisitions was (pound)795,655 and (pound)2,218,623 respectively, compared to (pound)197,953 for the three and nine months ended September 1999.

The increase in the depreciation of fixed assets has principally arisen from the charge on assets acquired with the subsidiaries, the greater number of kiosks purchased and installed, and the development of our data centers. We expect this cost to increase further in the future as we roll out more kiosks and continue to develop our infrastructure.

INTEREST AND OTHER INCOME/EXPENSE, NET

Interest and other income/expense, net includes income from our cash and investments and expenses related to our financing obligations.

Interest and other expense, net amounted to a net income of (pound)4,441, ($6,503), for the three months ended September 30, 2000, compared to net income of (pound)73,247 for the three months ended September 30, 1999. For the nine months ended September 30, 2000, the net expense was (pound)19,588, ($28,675), compared to net income of (pound)86,861 for the nine months ended September 30, 1999.

The turnaround is primarily due to two factors. Our initial public offering took place in the second quarter of 1999 and we had substantial funds on deposit at that time. Additionally, in fiscal 2000, we have entered into finance leases to fund the purchase of equipment.

We would expect the net expense to increase as we carry interest on the finance leases for complete periods going forward.

FOREIGN EXCHANGE GAIN

In the three and nine month periods to September 30, 2000, the foreign exchange gains amounted to (pound)40,316, ($59,018), and (pound)96,823, ($141,739), respectively. There was no equivalent in the prior year.

The gains resulted from an appreciation in the US dollar rate against the pound sterling during the period.

GAIN ON SALE OF INVESTMENT

In the three and nine month periods to September 30, 2000, the gain on sale of investment amounted to (pound)5,267,995, ($7,711,818). There was no equivalent in the prior year.

This gain is wholly attributable to the gain realized on the sale of 24.91% of our shareholding in our BuyersGuide subsidiary.

GAIN ON CLOSURE OF WEB CHANNELS

In the three and nine month periods to September 30, 2000, the gain on closure of web channels amounted to (pound)264,443, ($387,118). There was no equivalent in the prior year.

This gain is as a result the decision to formally bring to a close our work on the web channel design contracts. We have concluded that continued work on these was not to our commercial advantage moving forward. A financial resolution to conclude these contracts has been reached with our major customer and forms part of the overall settlement described in detail in note 6 to the accounts. We do not anticipate similar one off gains in the foreseeable future.

NET INCOME (LOSS)

We have recorded a net profit of (pound)3,536,476, ($5,177,048), for the three months ended September 30, 2000, and a net loss of (pound)2,120,530, ($3,104,246), for the nine months ended September 30, 2000, as opposed to net losses of (pound)750,194 and (pound)251,888 in the corresponding periods in 1999.

The third quarter net profit is wholly attributable to the gain realized on the sale of the investment as detailed above. We have continued to incur losses at an operating level, although the rate of theses loses has slowed.

The increase in net losses for the nine month period compared to 1999 can be attributed to several main reasons;

a) the realignment of the Web channels development strategy and consequent non recognition of revenue from that source,
b) high goodwill amortization charge resulting from our acquisitions, and
c) the continued start up development of our Research Sales, Inc. subsidiary,

We anticipate that losses may continue to arise on an annual and quarterly basis for the foreseeable future. Item b) above will continue to impact adversely upon our results. Resolutions to items a) and c) above may impact favorably upon our results at some stage in the future.

We expect to continue to make an operating loss in the foreseeable future.

LIQUIDITY AND CAPITAL RESOURCES

Prior to our initial public offering, we financed our operations primarily through loans from Glen Investments, an investment vehicle owned by Kevin R. Leech, a significant stockholder and one of our directors. On May 5, 1999, we completed our initial public offering of American Depositary Shares representing 2,200,000 shares of our common stock. Proceeds from the offering were (pound)10,708,677 net of offering costs. At September 30, 2000, we had cash and cash equivalents and short-term investments of approximately (pound)4,457,391, ($6,525,174), as compared to (pound)647,035 at December 31, 1999.

TownPages does not use derivative financial instruments in its investment portfolio. TownPages considers investments in highly liquid instruments purchased with an original maturity of 90 days or less to be cash equivalents.


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

Net cash used in operating activities for the nine months ended September 30, 2000 was (pound)840,081 ($1,229,795) and compared to net cash used of (pound)10,090,020 for the nine months ended September 1999. Cash provided by operating activities in the nine months ended September 30, 2000 was primarily the result of a large reduction in accounts receivable as we collected in much of the outstanding debts on the web channel contracts.

Net cash used in investing activities for the nine months ended September 30, 2000 and 1999 was (pound)2,793,989, ($4,090,121), and (pound)1,871,927 respectively. Cash used in investing activities in the nine month period ended September 30, 2000 was primarily related to the purchase of further kiosks and the completion of our data centers. We also paid contingent consideration of (pound)250,000, ($378,250), with regard to our WWW subsidiary. From time to time, we expect to evaluate the acquisition of products, businesses and technologies that complement our business. These acquisitions may involve cash investments.

Net cash provided by financing activities for the nine months ended September 30, 2000 and 1999 was (pound)7,444,427, ($10,897,896), and (pound)15,546,317 respectively. Cash provided by financing activities in the nine months ended September 30, 1999 was primarily attributable to net proceeds from the issuance of common stock. Cash provided by financing activities in the nine months ended September 30, 2000 was largely due to the result of the initial public offering of 19.77% of Buyers Guide plc, sale-leaseback transactions entered into in order to finance some of the kiosks and a short term loan received from one of our significant stockholders and directors, as detailed in footnote 2 to the financial statements.

Although we will depend upon revenues from operations, we also intend to reduce the cash burn rate. This process has started with the restructuring of Avatar Interactive Limited. Furthermore, we intend to call upon borrowings from a credit facility secured with our bankers, Hong Kong Shangai Banking Corporation, for (pound)2.5 million ($3.6 million) to meet our capital expenditure requirements and fund continuing operating losses. We also intend to realize some of our investments. There is no assurance that we will achieve projected revenues, that bank borrowings will be available to us on commercially attractive terms or at all, or that the costs actually incurred to expand our operations will not exceed our budget. Also, if we elect to expand our operations outside the United Kingdom or to add services or other capabilities not presently contemplated, either alone or with a strategic partner, revenues from operations and any available bank borrowings may be insufficient to meet our capital requirements for that expansion. If additional funds were to be required for any of those reasons, we would be unable to complete our expansion as planned and our business and financial condition would be seriously adversely affected if we were unable to raise additional funds on acceptable terms, in timely fashion, or at all. There is no assurance that any additional financing will be available on commercially attractive terms, in timely fashion, in sufficient amounts, or at all.

If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of TownPagesNet.com plc held by existing shareholders, including holders of our ADSs, will be reduced and those stockholders may experience significant dilution. In addition, new securities may contain certain rights, preferences or privileges that are senior to those of our ordinary shares and ADSs.

DISCLOSURES ABOUT MARKET RISK

   Our exposure to market risk is principally confined to our short-term available-for-sale securities, which have short maturities and, therefore, minimal and immaterial market risk.

EFFECTS OF THE EURO

    Under the terms of the Treaty on European Economic and Monetary Union, as of January 1, 1999, the euro was introduced as a common currency among the eleven members of the European Union that are participating in this phase of European Economic and Monetary Union, commonly referred to as EMU. Although the individual currencies of these countries will continue to be used until the end of 2001, their exchange rates with the euro are fixed. The Euro is now being used for transactions that do not involve payment using physical notes and coins of the participating countries. The individual currencies will be replaced with euro notes and coins at the start of 2002 when all countries participating in the EMU are expected to operate with the euro as their exclusive common currency.

    The current government of the United Kingdom has stated that the United Kingdom will not participate in EMU and adopt the euro until after the next general election, at the earliest. We are currently working on the assumption that the next general election will be in 2001 or 2002 and that the United Kingdom will enter the EMU shortly thereafter following confirmation of the government's decision through a referendum.

We do not currently operate in any countries that have adopted the euro and we therefore do not face a significant currency or competitive exposure to the euro. However, in the future we may expand into a number of these countries.

     In the event that the United Kingdom adopts the euro, we would face a number of costs in altering our accounting-related systems for the new currency, although at present it is too early to estimate what these costs might be. Adoption of the euro in the United Kingdom would also create greater transparency between prices offered to our customers in different countries that participate in EMU.

    A significant amount of uncertainty exists as to the effect that the euro will have on the marketplace. We are assessing the effect that the euro introduction will have on our internal systems and the sale of our products and services. We expect to take appropriate actions based on the results of this assessment. Currently, we do not believe that the adoption of the euro by eleven countries of the European Union will have an adverse impact on our liquidity or financial condition.

OTHER INFORMATION

LEGAL PROCEEDINGS
None

CHANGES IN SECURITIES AND USE OF PROCEEDS
None

DEFAULTS UPON SENIOR SECURITIES
None

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
None

OTHER INFORMATION
None

EXHIBITS AND REPORTS ON FORM 6-K

(a) Exhibits

Exhibit Number                Description
--------------                -----------
27.1                          Financial Data Schedule

(b) Reports on Form 6-K

None.



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


                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned thereto duly authorized.

Dated:

                              REGISTRANT:
                              TOWNPAGESNET.COM PLC


                              By:/s/Robert P. Bradshaw
                                 --------------------------
                                    Robert P. Bradshaw
                                    Chief Executive Officer





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